October 27, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Alternative Strategies Fund, File Nos. 333-168158 and 811-22440

Dear Sir/Madam:

On behalf of the Alternative Strategies Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 12 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933. The main purpose of this filing is to respond to Staff comments and to provide current financial statements and other updating information for the Trust. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew J. Davalla

Andrew J. Davalla